JCDecaux

02042939

PROCESSING
SEC MAIL RECEIVED
JUL 29 2002
SECTION 164
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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July 25, 2002

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached our Letter to Shareholders of July 2002.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Patrick GOURDEAU
General Counsel

dlw 7/30

FILE 82-5247

JULY **2002**

Letter to **Shareholders**



On 18 April 2002, the city of Oslo awarded its bus shelter contract to JCDecaux.

Message from the Chairman

Dear Shareholder,

On 23 May, nearly a year after its flotation on the stock market, JCDecaux held its first Annual General Meeting. The fact that so many shareholders were present illustrates the high level of confidence and interest you place in JCDecaux. I would like to take this opportunity to thank shareholders for their ongoing support on behalf of the 7,300 employees around the world who work hard to ensure that your Company continues to grow.

At the Annual General Meeting, we answered many questions about the Group's activities, its strategy for growth and its commitment to innovation and to enhancing the urban environment. For those of you who were unable to attend the meeting, this letter outlines the answers to these important questions.

In an increasingly competitive world, JCDecaux has two major advantages: it operates solely in the outdoor advertising market and it has a leading position in this market. Outdoor advertising, which represents almost 6% of global advertising spend, has considerable potential for growth and is consistently gaining market share, as demonstrated by our recent developments in the United Kingdom, mainland Europe and, to a lesser extent, in the United States.

At a time when television channels, specialist magazines and targeted radio stations are multiplying, outdoor advertising is the last remaining advertising mass medium. As a result, a number of the world's major advertisers who have not previously used this medium are starting to, and many of those who were already using it are increasing their outdoor advertising spend.

As the world's third largest outdoor advertising company and the number one in Europe, the Group reaches over 150 million people a day via its advertising panels, which are situated in the best locations in prestigious cities, airports, underground railway and rapid transit systems around the world. JCDecaux is the benchmark for quality in its market due to the innovative nature of its products and the efficiency of its maintenance teams, who ensure that cities and advertisers can rely on the quality of the Group's products.

By incorporating new forms of technology, these products – from bus shelters to interactive terminals, universally accessible pubic toilets and large format scrolling billboards – offer new services to help improve the quality of urban life and enhance advertising effectiveness.

JCDecaux's strength lies in its international network. The Group currently has operations in 39 countries where we are constantly expanding. The partnership agreements signed with Gewista in Central Europe and IGP in Italy, have established the Group as Europe's number one billboard operator. Looking forward, advertising in American and Japanese shopping malls represent an excellent opportunity for future growth.

JCDecaux has a solid platform from which to continue to grow organically and to play a major role in the ongoing consolidation of the outdoor advertising market. We need your support to achieve these objectives and are confident that the Group's success will be your success too.

JCDecaux

showcasing the world

Jean-Charles Decaux
*Chairman of the Executive Board**

**In accordance with the by laws of the Company, the Supervisory Board of 4 July 2002 have designated Mr Jean-Charles Decaux as Chairman of the Executive Board and Mr Jean-François Decaux as Vice-President for a duration of one year.*

2001 results



macy's
NAUTICA
JEANS COMPANY

Turnover
(in millions of Euros)



+8.9%
1,208
1,417
1,543
1999
2000
2001

EBITDA
(in millions of Euros)



-2.1%
315
386
377
1999
2000
2001

Turnover by activity



Billboard 27%
52% Street Furniture
Transport 21%

EBITDA by activity



Billboard 13%
Transport 6%
81% Street Furniture

In 2001, JCDecaux continued to outperform the market while extending its presence throughout the world. The Group has strengthened its position in the United States by winning the contracts for Los Angeles (in partnership with Viacom) and Chicago. In Europe, JCDecaux has signed strategic partnerships with Gewista in Austria and IGP in Italy. Elsewhere, the Group continued to win advertising contracts around the world.

2001 turnover

Consolidated turnover increased 8.9% to €1,543.2 million compared to 2000. On a like-for-like basis, excluding acquisitions, turnover increased by 1.0% over last year, outperforming both the outdoor advertising market (-2.5%) and the overall advertising market (-5.3%).

Street Furniture
Turnover increased by 10.0% to €798.2 million in 2001, from €725.8 million last year. Excluding acquisitions, organic revenue growth was 6.9% in 2001, significantly outperforming the overall advertising market in all key countries where JCDecaux operates.

Billboard
Turnover rose 7.1% to €411.4 million in 2001 from €384.2 million in 2000. Excluding acquisitions, Billboard revenues declined 9.0%, mainly driven by competitive price pressure in most markets.

Transport
Turnover increased by 8.6% to €333.6 million in 2001 compared to €307.1 million last year. Excluding acquisitions, revenues decreased by 0.6% in 2001 compared to last year, reflecting the economic downturn and the reduction in passenger traffic after 11 September.

2001 results

Earnings before interest, tax, depreciation and amortization (EBITDA) decreased by 2.1% to €377.3 million compared to last year. Net income (Group share) was €10.2 million compared to €20.4 million in 2000. Exceptional items in 2001 were €5.8 million, reflecting the costs of restructuring the Group's Street Furniture operations in the US and the closing of the RCI subsidiary (in-flight magazine advertising).

Excluding these exceptional items and goodwill amortization, net income increased by 28.3% to €86.9 million in 2001, compared to €67.7 million last year.

After-tax cash flow increased 22.1% to €263.1 million in 2001 versus €215.4 million last year. Capital expenditure net of disposals was €252.1 million, compared to € 243.7 million in 2000. Net debt as of 31 December 2001 was €733.7 million, giving a net debt to equity ratio of 55%.

The Group announced a cost rationalization programme which is expected to generate cost savings of approximately €20 million on an annualized basis in 2002.

Sector focus: Street Furniture



Notting Hill, London

1,358 concessions

264,000 advertising panels in **33** countries

What is Street Furniture?

Invented by Jean-Claude Decaux in 1964, the concept of street furniture is a simple but powerful idea: to supply bus shelters to cities and maintain them free of charge in return for the right to advertise on them. Street Furniture rapidly established itself as an attractive advertising medium because it provides advertising space in densely populated areas where advertising is generally very limited.

JCDecaux has consistently improved and diversified its products and now has a complete range of furniture including advertising columns, electronic newspapers, automatic public toilets, news-stands, flower kiosks and, more recently, interactive terminals. The Group's products are designed to enhance the quality of urban life by increasing the number of services available to the population as well as providing an efficient advertising medium.

What are the terms of the contracts you sign with local authorities and advertisers?

JCDecaux's street furniture contracts with municipal and local authorities usually provide for the free supply of equipment such as bus shelters, columns, information kiosks and "lollipops", in return for the advertising rights to the panels incorporated into the street furniture. We can also provide non-advertising street furniture products, such as automatic public toilets, benches, litterbins and traffic signs. The Group cleans and maintains the equipment free of charge throughout the duration of the contract. Contracts are adapted to the local authorities' needs and are typically for between eight to 25 years. JCDecaux markets its street furniture as a premium advertising medium through media buying agencies.

Some of the locations occupied by JCDecaux's street furniture are publicly owned. How are the contracts awarded?

Most street furniture contracts are awarded via a public tendering process run by municipal or local authorities. The proposals submitted by each company are then published. While there may be particular requirements relating to the specific needs of each city, there are normally four main award criteria: the quality of the products and services, the track record of the operator, its capacity to maintain the furniture throughout the term of the contract and the compensation package (revenues in kind and/or in cash). With more than 30 years of experience and a highly efficient business model, JCDecaux wins over 80% of the tenders it competes for. In 2001, 87% of street furniture contracts that came up for renewal were renewed. JCDecaux supplies street furniture to 33 of the 50 biggest European cities.

Why is maintenance of street furniture one of the Group's trump cards?

Since the concept was first developed, the upkeep and maintenance of street furniture has been one of JCDecaux's strengths. The quality of the maintenance is of great importance to both local authorities and advertisers. This maintenance process, which is a hallmark of JCDecaux, shows our products in their best light and enhances the urban environment.

Key contract wins in the first half of 2002

Europe

Spain: street furniture for the cities of Zaragoza, Alicante and Móstoles. **Denmark:** bicycle shelters in Copenhagen. **Norway:** street furniture (bus shelters) for the city of Oslo. **France:** renewal of Lyon Saint-Exupéry's and Marseille-Provence's airport franchises.

Americas

Chile: advertising in the Santiago de Chile underground railway system.

Korea: street furniture (taxi shelters) for the city of Seoul in partnership with the leading outdoor advertising company in South Korea, In-Poong Inc.



marketing its products. We were first to the market with the "timeshare" system that enables advertisers to target their advertising campaigns at a specific time of the day or week. In addition, by using our One Stop Shop department, international advertisers can now plan pan-European or multi-format campaigns through a single agent with the greatest of ease.

Finally, we regard the environment as a priority. We are aware that our products play a major part in making cities more attractive and in improving the quality of life of city-dwellers. Our aim is to develop multi-service products that enhance the cityscape while reducing street clutter.



Mr Jean-François Decaux and a shareholder, who congratulated the Group for its successful presence in Sydney, Australia during the Annual General Meeting on 23 May 2002.

Market trends

Pan-European campaigns and the Unilever alliance

☐ *Interview with* **Xavier Dupré**,
Managing Director of JCDecaux One Stop Shop

What is One Stop Shop and what have you achieved since its creation?

As major advertisers are increasingly looking to communicate on a pan-European basis, JCDecaux created One Stop Shop in July 2000 to meet the changing needs of its clients. Based in London, One Stop Shop is a department entirely dedicated to simplifying the process of planning international campaigns and to building stronger relationships with clients in the 39 countries where JCDecaux operates.

One Stop Shop is now the preferred outdoor partner of many major international advertisers. Since its creation, we have undertaken a number of major pan-European campaigns for big advertisers such as Levi's, The Gap, Clarkes Shoes, Mitsubishi, Alcatel and H&M.

What is new about the two major pan-European campaigns JCDecaux has recently undertaken?

These campaigns are innovative because they capitalise on the international appeal of outdoor creative, which speaks a universal language. In the spring of 2002, One Stop Shop launched Levi's promotional campaign for "Levi's® Engineered Jeans®". Levi's wanted to exploit the creative potential of outdoor formats to create a high impact campaign and launch it simultaneously in five European countries. The campaign involved a total of 27,000 advertising panels on a range of street furniture products in cities, underground railways and rapid transit systems, as well as on giant wall-wraps.

One Stop Shop's other major achievement in 2002 has been its partnership agreement with Unilever Group, the world's largest advertiser. Under the terms of the agreement, JCDecaux becomes the preferred outdoor advertising partner of Unilever for all of its brands, giving Unilever access to the 22 countries within JCDecaux's European network. The agreement is potentially worth over €100 million in advertising revenues over the next five years and is, to date, the largest contract between JCDecaux and a single advertiser.

Contact us:
Tel. : +44 (0) 207 298 8000
Fax : +44 (0) 207 298 8111
e-mail : info@JCDecaux-OneStopShop.com



Listening to our Sharehold


JCDecaux

Jean-Claude Decaux, Founder and Chairman of the Supervisory Board, opens JCDecaux's first Annual General Meeting.

At our first Annual General Meeting, we circulated a questionnaire to give shareholders an opportunity to ask questions and express their views on matters of interest. Many shareholders responded to the questionnaire and the enquiries fell into three main categories: JCDecaux's activities, its growth strategy and its commitment to both innovation and the urban environment.

JCDecaux's activities

JCDecaux is a pure play in outdoor advertising. It is the Group's only business and comprises three complementary activities; Street Furniture, Billboard and Transport advertising.

The outdoor advertising market is growing rapidly for five main reasons. Firstly, the outdoor advertising "audience" is growing rapidly because people are spending more and more time out of home, either on the street or on public transport. It is also a price competitive medium compared to traditional media, namely television, the press and radio, which continue to charge advertisers relatively high prices despite the ongoing fragmentation of their audiences. As an industry, we have made real progress in measuring the outdoor "audience" for advertisers. Finally, the outdoor advertising market is rapidly consolidating and JCDecaux is well positioned to play a major role in this process.

Following the acquisition of Avenir in 1999 and the international development of the Group's operations in 2001, JCDecaux has become number one in Billboard advertising in Europe, as well as the world leader in Transport advertising, which is primarily focused on airport advertising. The Group currently operates the advertising concessions for six of the 10 largest airports in the world.

JCDecaux is renowned for its innovative products and high quality services and, as a result, is the preferred outdoor advertising partner for many cities and advertisers around the world.

Strategy for future growth

Our strategy consists of three complementary objectives. First, we want to continue to "furnish the world", meeting the growing demand from cities, airports and underground and rapid transit systems around the world for high quality street furniture programmes. In 2001, we won a large number of new contracts, including Los Angeles and Chicago in the United States. While the outdoor advertising market in France is already established, JCDecaux has considerable opportunity for further expansion on an international scale. In Europe, JCDecaux is looking to further expand in Germany, Italy and Central Europe as these markets offer real prospects for growth due to the low penetration of outdoor advertising. There are also several major tenders due in the next few years including London in Europe, New York and Vancouver in North America, Taipei in Asia and São Paulo in Latin America.

Secondly, we want to play a major role in the ongoing consolidation of outdoor advertising in Europe, either through partnership agreements or acquisitions. In 2001, we completed a number of important transactions including; Gewista in Austria, IGP in Italy, Red in Portugal, TDI Norge in Norway, to name a few.

Finally, we will continue to make the best use of our existing network to drive growth by increasing our revenue per advertising panel through the use of sophisticated yield management programmes and by continuing to control our costs.

Innovation and the environment

Innovation has always been at the heart of JCDecaux's development. From bus shelters in 1964 to the street furniture of tomorrow, we always have the same aim, to develop products – plasma screens, bus information systems or interactive terminals – designed by some of the world's leading architects and designers, which meet the changing needs of cities and enable us to obtain the best advertising locations.

Consistent with this, JCDecaux is always looking at new ways of

Stock market

Investor calendar

Turnover for the first six months
25 July 2002

Half-year results
18 September 2002

Turnover for the third quarter
28 October 2002

Contact

Cécile Prévot
Manager - Investor Relations
and Financial Communications

Postal address:
JCDecaux SA
Site de Sainte Apolline - BP 11
78373 Plaisir Cedex

Telephone number:
33 (0) 1 30 79 79 79

E-mail:
Actionnaires@jcdecaux.fr

Find out more at:

www.jcdecaux.fr

□ Stock market price

(at 21 June 2002)


Euros
20
15
10
5
0
June 2001
July 2001
Aug. 2001
Sept. 2001
Oct. 2001
Nov. 2001
Dec. 2001
Jan. 2002
Feb. 2002
March 2002
April 2002
May 2002
June 2002
CAC 40
SBF 120
DJ Euro Stoxxmedia
JCDecaux

□ Shareholder structure


Public
27.58%
0.13% Employees
2.77% Decaux Family
JCDecaux Holding*
69.52%

* JCDecaux Holding is held 100% by the Decaux family.

□ Stock market data

(at 21 June 2002)

In Euros	
Highest price*	16.8
Lowest price*	6.2
Market capitalisation (in millions of Euros)**	2,770
Number of shares	221,600,760
Average daily volume	247,521

* Closing price
** At 21 June 2002

□ Owning shares directly

- **Advantages of owning shares directly:** individual shareholders are entered in the company's share register, which means JCDecaux knows who they are and they no longer have to pay a fee to a custodian. In addition, individual shareholders receive regular information on the Group's business (share transactions, invitations to attend and direct admission to Annual General Meetings, Annual Reports, etc.).
- **How to become an individually registered shareholder?** shareholders should instruct their financial advisers to transfer their JCDecaux shares to BNP Paribas (which manages the share register for the Group) so that they can be converted.
- On receipt of the shares, BNP Paribas Securities will send shareholders a certificate of ownership and will provide a portfolio valuation, based on the price on 31 December, at the beginning of each year.